Mail Stop 6010

July 17, 2007

A.J. Kazimi
Chairman and CEO
Cumberland Pharmaceuticals Inc.
2525 West End Avenue, Suite 950
Nashville, Tennessee 37203

> **Re: Cumberland Pharmaceuticals Inc.**
> **Registration Statement on Form S-1, Amendment 2**
> **Filed July 6, 2007**
> **File No. 333- 142535**

Dear Mr. Kazimi:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

General

1. We note that pursuant to comment 1, you submitted the June 22, 2007 letter on EDGAR on July 11, 2007, and you redacted certain portions. You also submitted an additional correspondence on July 11, 2007 with certain redactions. We received a confidential treatment request pursuant to Rule 406 under the Securities Act that covers these two letters. However, confidential treatment requests for supplemental correspondence, as opposed to exhibits to a registration

statement, should be submitted through the process outlined in Rule 83 under the Freedom of Information Act, not Rule 406 under the Securities Act. Please revise your confidential treatment application in accordance with Rule 83 and re-submit it.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Revenue Recognition, page 32

2. Refer to your response to prior comment 7. Please disclose the amount, if any, of your current provision for sales-related accruals that related to sales made in prior periods.

Stock-Based Compensation, page 34

3. We have read your response to prior comment 8; however, we were unable to locate any disclosure that stated that the measurement models used were to determine enterprise value. Please provide this disclosure or advise us further. Also, it is not clear from your disclosure why all shares were valued equally. Please expand your disclosure to explain why preferred and common shares were valued equally. It appears that preferred shares have certain economic or control rights that differ from common shares that would result in the allocation of enterprise value to preferred and common shares based on their relative economic and control rights.

Manufacturing, page 60

4. We note that in response to comment 11, you state that you "will also file documentation to verify that Mayne assumed all of the rights and obligations of F.H. Faulding & Co. Limited under the Strategic Alliance Agreement dated July 21, 2000, between the Company and F. H. Faulding & Co. Limited (previously filed as Exhibit 10.8 to the Registration Statement)." Please file this documentation, as it does not appear to be filed with amendment 2 or amendment 3 to your registration statement.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Todd Sherman at (202) 551-3665 or James Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Martin S. Brown, Esq.
        Virginia Boulet, Esq.
        Adams and Reese LLP
        424 Church Street, Suite 2800
        Nashville, Tennessee 37219